Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

June 26, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 26, 2020 The Nasdaq Stock Market (the "Exchange") received from Heartland Financial USA, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

> Depositary Shares, Each Representing a 1/400th Interest in a Share of 7.00% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series E, par value $1.00 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

